VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Jeffrey P. Riedler

Re:	Shengtai Pharmaceutical, Inc. (“Company”)
Form 10-K for the fiscal year ended June 30, 2011
Filed October 7, 2011
File No. 000-51312

Dear Mr. Riedler:

The Company is responding to comments contained in the Staff letter, dated March 9, 2012, addressed to Mr. Qingtai Liu, the Company’s Chief Executive Officer (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K filed on October 7, 2011(the “2011 Annual Report”). This letter constitutes supplemental correspondence on behalf of the Company, related to the 2011 Annual Report and the Annual Report on Form 10-K of the Company filed on September 28, 2010 (the “2010 Annual Report”) and is filed together herewith the Company’s Amendment No. 1 to the 2011 Annual Report (“2011 Amendment No. 1”) and Amendment No. 1 to the 2010 Annual Report (“2010 Amendment No.1”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Summary Compensation Table, page 43

1.	The amounts provided in the Summary Compensation Table for the 2010 fiscal year do not appear to be consistent with the amounts disclosed in the Summary Compensation Table contained in your 2010 Form 10-K. In addition, we note the material decrease in the base salaries of Messrs. Qingtai Liu and Yongqiang Wang between the 2010 and 2011 fiscal years. Please explain, with a view towards disclosure, the reason for the material decrease in base salaries and the inconsistencies between the two tables.

Response:

2010 Annual Report

The amounts provided in the Summary Compensation Table for the 2010 fiscal year in the 2010 Annual Report were an error.

Pursuant the Employment Agreement between the Company and Mr. Qingtai Liu dated July 8, 2009 (“Liu Agreement”), Mr. Liu’s annual salary was $120,000. Similarly, under the Employment Agreement between the Company and Mr. Yongqiang Wang dated September 1, 2009 (“Wang Agreement”), Mr. Yongqiang Wang’s annual salary was $84,000.

However, in order to provide additional cash flow to the Company for its operations, both Mr. Liu and Mr. Wang agreed to reduce their salaries to $107,676 and $68,521, respectively, for fiscal year 2010. Messrs Liu and Wang signed addendums to their respective employment agreements to memorialize this agreement. A copy of the Wang Agreement, a copy of the 2010 Addendum to the Liu Agreement and a copy of the 2010 Addendum to the Wang Agreement will be filed as Exhibits 10.5, 10.6 and 10.7 to the 2010 Amendment No. 1.

Additionally, we have amended the Summary Compensation Table for the 2010 fiscal year in the 2010 Amendment No. 1 to reflect the reduced salaries of both Messrs Liu and Wang instead of what was initially provided for in their original employment agreements.

2011 Annual Report

In 2011 fiscal year, the base salaries of Messrs. Liu and Wang were further decreased to provide additional cash flow to the Company so that it could lock in lower prices of raw materials due to inflation in China.

Messrs. Liu and Wang agreed to reduce their salaries to $18,564 and $13,923, respectively, for fiscal year 2011 and executed addendums to their Employment Agreements to this effect (“2011 Addendums”).

A copy of the 2011 Addendum to the Liu Agreement and a copy of the 2011 Addendum to the Wang Agreement will be filed as Exhibits 10.8 and 10.9 of the 2011 Amendment No. 1.

The decreases were agreed upon by Messrs. Liu and Wang and the Company and ratified by the Company’s Compensation Committee. A copy of the Compensation Committee resolutions is attached hereto as Exhibit I.

In addition, the $96,253 options and $9,625 options were erroneously included in Mr. Liu’s and Mr. Wang’s compensations in 2011 fiscal year. The options were granted in 2008 fiscal year and vested in 2011 fiscal year. Such options were included in the Company’s Annual Report on Form 10-K filed with the Commission on September 29, 2008.

Employment Agreements, page 45

2.	Please promptly file as an exhibit Mr. Yongqiang Wang’s employment agreements, as referenced on page 45.

Response:

A copy of the Wang Agreement and a copy of the 2010 Addendum to the Wang Agreement will be filed as Exhibits 10.6 and 10.7 of 2010 Amendment No. 1. A copy of the 2011 Addendum to the Wang Agreement will be filed as Exhibit 10.9 of the 2011 Amendment No. 1.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Qingtai Liu
Qingtai Liu
Chief Executive Officer

Exhibit I

UNANIMOUS WRITTEN CONSENT

IN LIEU OF SPECIAL MEETING BY THE COMPENSATION COMMITTEE OF

SHENGTAI PHARMACEUTICAL, INC.

Pursuant to Section 141 of the Delaware General Corporation Law, the undersigned, constituting all of the members of the Compensation Committee of the Board of Directors of Shengtai Pharmaceutical, Inc., a Delaware corporation (the “Company”), by this Action in Writing do hereby consent to the adoption of the following resolution this 25th day of March, 2012:

WHEREAS, Qingtai Liu, the Company’s Chief Executive Officer, entered into an employment agreement with the Company dated July 8, 2009 (“Liu Agreement”)

WHEREAS, Yongqiang Wang, the Company’s Chief Financial Officer entered into an employment agreement with the Company dated September 1, 2009 (“Wang Agreement”)

WHEREAS, to provide cash flow for the Company, Mr. Liu and Wang agreed to reduce their base salaries for the fiscal years 2010 and 2011 and entered into Addendums to the Liu Agreement and the Wang Agreement, respectively, in the form attached hereto as Exhibits A, B, C and D (“Addendums”);

WHEREAS, the Compensation Committee of the Board of Directors of the Company believes that it is in the best interest of the Company to approve and ratify the Addendums.

NOW, THEREFORE BE IT

RESOLVED, that the Addendums are hereby approved and ratified; and it is further

RESOLVED, that the appropriate corporate officers be, and each of them with full authority to act without the others hereby is, authorized and directed for and on behalf of the Company to take or cause to be taken any and all actions, to execute and deliver any and all agreements, certificates, instructions, requests, or other instruments, and to do any and all things which, in any such officer's judgment, may be necessary or desirable to effect each of the foregoing resolutions and to carry out the purposes thereof, the taking of any such actions, the execution and delivery of any such agreements, certificates, instructions, requests, or instruments, or the doing of any such things to be conclusive evidence of their necessity or desirability.

RESOLVED, that this consent may be executed in one or more counterparts.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, being all of the members of the Compensation Committee of the Company, consent hereto in writing as of the first date written above, and direct that this instrument be filed with the minutes of proceedings of the Compensation Committee of the Company.

/s/ Yaojun Liu___________

Name: Yaojun Liu

Title: Member and Chairman of the Compensation Committee

/s/ Lawrence Lee_________

Name: Lawrence Lee

Title: Member

/s/ Tao Jin______________

Name: Tao Jin

Title: Member

Exhibit A

2010 Addendum to Employment Agreement

THIS ADDENDUM TO EMPLOYMENT AGREEMENT (this "Addendum") is made this 30th day of June, 2010 between Shengtai Pharmaceuticals, Inc., (the “Company”) and Qingtai Liu (“Employee”)

WHEREAS, the Employee and the Company entered into an Employment Agreement on July 8, 2009 (“Employment Agreement”);

WHEREAS, the Company was in need of cash flow for its operations and development and the Employee agreed to reduce his salary under Section 4 of the Employment Agreement from $120,000 to $107,676;

WHEREAS, the parties hereto desire to set out the understanding reached between them in a written agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1.	The annual salary of the Employee in fiscal year 2010 shall be $107,676.

2.	Except as otherwise specifically stated herein, the terms of the Employment Agreement (including the exhibits thereto) shall remain in full force and effect.

-- Signature page follows --

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

EMPLOYEE: /s/ Qingtai Liu________________________ Qingtai Liu	SHENGTAI PHARMACEUITICAL, INC. By: /s/ Qingtai Liu_______________________ Qingtai Liu Chief Executive Officer

Exhibit B

2011 Addendum to Employment Agreement

THIS ADDENDUM TO EMPLOYMENT AGREEMENT (this "Addendum") is made this 30th day of June, 2011 between Shengtai Pharmaceuticals, Inc., (the “Company”) and Qingtai Liu (“Employee”)

WHEREAS, the Employee and the Company entered into an Employment Agreement on July 8, 2009 (“Employment Agreement”);

WHEREAS, the Company was in need of cash flow for its operations and development and the Employee agreed to reduce his salary under Section 4 of the Employment Agreement from $120,000 to $18,564;

WHEREAS, the parties hereto desire to set out the understanding reached between them in a written agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1.	The annual salary of the Employee in fiscal year 2011 shall be $18,564.
2.	Except as otherwise specifically stated herein, the terms of the Employment Agreement (including the exhibits thereto) shall remain in full force and effect.

-- Signature page follows --

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

EMPLOYEE: /s/ Qingtai Liu Qingtai Liu	SHENGTAI PHARMACEUITICAL, INC. By: /s/ Qingtai Liu Qingtai Liu Chief Executive Officer

Exhibit C

2010 Employment Agreement Amendment

Pursuant to People’s Republic of China Labor Law, People’s Republic of China Labor Contract Law and their rules promulgated thereunder, Party A and Party B hereby reach agreement as follows:

I.	Party B agrees that Party A shall adjust Party B’s employment compensation and position according to Party B’s performance and Party A’s operational needs.
II.	To increase Party A’s cash flow and for future development, Party B agrees to reduce its compensation for the employment as Chief Financial Officer of Shengtai Pharmaceuticals, Inc. in the United States to $ 56,000. Party B is entitled to the compensation of RMB 85,000 ($12,521) for the employment in China, totaling $68, 521.
III.	This Amendment is a part of the Employment Agreement dated July 1, 2009 with same legal effect.
IV.	This Amendment becomes effective upon execution and shall be made two copies. Each Party shall keep one copy.

Party A

Weifang Shengtai Pharmaceuticals Co., Ltd.

Date: June 30, 2010

Party B

Yongqiang Wang

Date: June 30, 2010

Exhibit D

2011 Employment Agreement Amendment

Pursuant to People’s Republic of China Labor Law, People’s Republic of China Labor Contract Law and their rules promulgated thereunder, Party A and Party B hereby reach agreement as follows:

I.	Party B agrees that Party A shall adjust Party B’s employment compensation and position according to Party B’s performance and Party A’s operational needs.
II.	To increase Party A’s cash flow and for future development, Party B agrees to waive the compensation for the employment as Chief Financial Officer of Shengtai Pharmaceuticals, Inc. in the United States. Party B is entitled to the compensation for the employment in China, totaling RMB 90,000 ($ 13,923).
III.	This Amendment is a part of the Employment Agreement dated July 1, 2009 with same legal effect.
IV.	This Amendment becomes effective upon execution and shall be made two copies. Each Party shall keep one copy.

Party A

Weifang Shengtai Pharmaceuticals Co., Ltd.

Date: June 30, 2011

Party B

Yongqiang Wang

Date: June 30, 2011